UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-16463
PEABODY INVESTMENTS CORP.
EMPLOYEE RETIREMENT ACCOUNT

Full title of the plan
PEABODY ENERGY CORPORATION
701 Market Street, St. Louis, Missouri 63101-1826

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Peabody Investments Corp.
Employee Retirement Account
Financial Statements
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Defined Contribution Administrative Committee
We have audited the accompanying statements of net assets available for benefits of the Peabody Investments Corp. Employee Retirement Account (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
St. Louis, Missouri
June 25, 2007

Peabody Investments Corp.
Employee Retirement Account
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
	(Dollars in thousands)
Assets:
Cash transfer in from the Dodge Hill Mining Company, LLC 401(k) Plan	$—	$1,782

Investments, at fair value:
Investments in mutual funds	318,844	269,841
Investment in common/collective trust	117,258	110,128
Investment in Peabody Energy Stock Fund	49,263	35,278
Participant notes receivable	17,205	12,053

Total investments	502,570	427,300

Receivables:
Employer contributions	10,178	6,200
Asset transfer in from the Black Beauty Coal Company 401(k) Plan	—	3,897

Total receivables	10,178	10,097

Net assets, at fair value	512,748	439,179

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,128	1,452

Net assets available for benefits	$513,876	$440,631

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2006	2005
	(Dollars in thousands)
Additions:
Interest and dividends	$24,035	$11,982
Net realized and unrealized appreciation of investments	15,088	13,430

Net investment income	39,123	25,412

Contributions:
Employee	31,583	17,578
Employer	26,165	13,686
Rollover	3,338	1,460

Total contributions	61,086	32,724

Asset transfers from other plans	2,812	106,866

Total additions	103,021	165,002

Deductions:
Withdrawals by participants	(29,696)	(25,310)
Administrative expenses	(80)	(40)

Total deductions	(29,776)	(25,350)

Net increase in net assets available for benefits	73,245	139,652
Net assets available for benefits at beginning of year	440,631	300,979

Net assets available for benefits at end of year	$513,876	$440,631

See accompanying notes.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
Years Ended December 31, 2006 and 2005
1. Description of the Plan
The following description of the Peabody Investments Corp. (the “Company”) Employee Retirement Account (the “Plan”) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Peabody Energy Corporation (“Peabody”).
General
The Plan is a defined contribution plan and participation in the Plan is voluntary. All nonrepresented employees of the Company and certain of its participating subsidiary and affiliated companies (the “Employer”) are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Effective January 31, 2006, the net assets and related participant account balances of the salaried employees of the Big Ridge, Inc. 401(k) Profit Sharing Plan and Trust (“Big Ridge Plan”) and the net assets and related participant account balances of Arclar Company, LLC 401(k) Plan and Trust (“Arclar Plan”) were merged into the Plan totaling $2.8 million. Big Ridge, Inc. and Arclar Company, LLC are indirect, wholly-owned subsidiaries of the Company.
Effective December 31, 2005, the net assets and related participant account balances of the Lee Ranch Coal Company Retirement and Savings Plan (“Lee Ranch Plan”), the Black Beauty Coal Company 401(k) Plan (“Black Beauty Plan”) and the Dodge Hill Mining Company, LLC 401(k) Plan (“Dodge Hill Plan”) were merged into the Plan. These companies are indirect, wholly-owned subsidiaries of the Company. The Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits reflect the transfers of net assets and related participant account balances from the Lee Ranch, Black Beauty, and Dodge Hill Plans as of December 31, 2005 in the amounts of $19.7 million, $85.4 million, and $1.8 million, respectively.
The Plan allows participants to invest in a selection of mutual funds, a common/collective trust, and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
1. Description of the Plan (continued)
Contributions
Each year participants may contribute on a pre-tax or after-tax basis any whole percentage from 1% to 60% of eligible compensation, as defined in the Plan. Participants may also rollover account balances from other qualified defined benefit or defined contribution plans.
For participants other than those performing services in the New Mexico, Colorado or Wyoming regions, the Employer makes matching contributions equal to 100% of the first 6% of eligible compensation. For participants performing services in the Colorado or Wyoming regions, the Employer makes matching contributions equal to 50% of the first 6% of eligible compensation that a participant contributes to the Plan. For participants performing services in the New Mexico region, the Employer makes matching contributions equal to 100% of the first 4% of eligible compensation.
Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service (“IRS”).
In the calendar year that a participant is age 50 or older and each year thereafter, certain participants are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan, subject to certain limitations.
Peabody’s Board of Directors establishes desired minimum and maximum performance targets that require the Employer to pay a performance contribution between 0% and 4% of eligible compensation into the account of each active, eligible employee as of the end of the fiscal year, based upon Peabody’s financial performance. Employees performing services in the Colorado, New Mexico or Wyoming regions are not eligible for the performance contribution. If the minimum performance targets set for a fiscal year are not met, the Board of Directors may authorize the Employer to contribute a discretionary amount to the Plan. If the maximum performance targets set for a fiscal year are exceeded, the Board of Directors, at its discretion, may authorize the Employer to contribute an additional percentage of eligible compensation to the Plan.
At December 31, 2006, a $10.2 million receivable was recorded for a 5% performance contribution of eligible employees’ compensation related to the 2006 plan year. At December 31, 2005, a $6.2 million receivable was recorded for a 6% performance contribution of eligible employees’ compensation related to the 2005 plan year and a $3.9 million receivable was recorded for an asset transfer from the Black Beauty Plan related to a similar performance contribution.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
1. Description of the Plan (continued)
Vesting
Participants are vested immediately in their own contributions and the actual earnings thereon. Vesting of employer matching contributions occurs ratably based on years of continuous service (20% per year after one year of service with 100% vesting after five years) and automatically vests 100% upon death, normal retirement date or disability retirement date, as defined in the Plan. Employer performance contributions and discretionary contributions, if any, are immediately vested 100%. Employer matching contributions for participants of the Black Beauty, Arclar and Big Ridge Plans and employees of Twentymile Coal Company were 100% vested at the time their account balances were transferred to the Plan. Employer matching contributions for certain participants that are employees of HMC Mining, LLC are immediately vested 100%.
Forfeited Accounts
Employer contributions are reduced by forfeitures of non-vested amounts. During the years ended December 31, 2006 and 2005, the plan received forfeiture credits, net of holding gains or losses, of $0.3 million and $0.2 million, respectively. As of December 31, 2006 and 2005, the balance of forfeiture credits available for future use was $0.8 million and $0.4 million, respectively.
Participant Loans
Participants may borrow up to 50% of their vested account balance subject to minimum and maximum amounts of $1,000 and $50,000, respectively, with the maximum amount reduced by the highest principal amount outstanding in the last 12 months, if applicable. Loans are secured by the balance in the participant’s account and bear interest based on the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus an additional 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Employer’s contributions and plan earnings. The benefit to which a participant is entitled is the vested balance of the participant’s account.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
1. Description of the Plan (continued)
Payment of Benefits
Participants are eligible for distribution of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance upon death, disability, or termination of employment after normal retirement date. Participants may elect to receive their distribution as either a lump sum payment or as installments in certain circumstances, as defined in the Plan. Participants may also elect to transfer their account balance into an individual retirement account or another qualified Plan.
Participants who have attained the age of 59 1/2 have the right to receive a partial or full distribution of their vested account balance. Withdrawals in cases of hardship and other withdrawals of after-tax contributions are also permitted, as defined in the Plan.
Plan Termination
The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants’ accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.
Administrative Expenses
All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer. Participants are required to pay their own loan fees.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The Peabody Energy Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position, if any). Participant loans are valued at cost, which approximates market value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefit distributions are recorded when paid.
Impact of New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006.

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
2. Summary of Significant Accounting Policies (continued)
As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits included fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP were applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.
3. Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the Internal Revenue Code of 1986 (the “Code”), as amended. The Plan also invests in Peabody stock, through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction .
4. Investments
The following table represents the appreciation in fair value, as determined by quoted market prices, of the Plan’s investments, including those purchased, sold or held during the year. Amounts reported for the year ended December 31, 2005 do not include appreciation related to the investments transferred in from the Lee Ranch, Black Beauty, and Dodge Hill Plans as the net asset transfers were effective December 31, 2005.

	Years Ended December 31,
	2006	2005
	(Dollars in thousands )
Mutual funds	$21,149	$4,667
Peabody Energy Stock Fund	(6,061)	8,763

	$15,088	$13,430

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
4. Investments (continued)
Investments representing 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2006	2005
	(Dollars in thousands )
Mutual funds:
Vanguard 500 Index Fund	$78,102	$58,463
Vanguard PRIMECAP Fund	45,286	41,345
Common/collective trust:
Vanguard Retirement Savings Trust	117,258	110,128
Peabody Energy Stock Fund	49,263	35,278
5. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
	(Dollars in thousands )
Net assets available for benefits per the financial statements	$513,876	$440,631

Adjustment from contract value to fair value for fully benefit-responsive contracts	(1,128)	—

Net assets available for benefits per the Form 5500	$512,748	$440,631

Peabody Investments Corp.
Employee Retirement Account
Notes to Financial Statements
5. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of net realized and unrealized appreciation in fair value of investments per the financial statements to the Form 5500:

	Year Ended December 31,
	2006	2005
	(Dollars in thousands )
Net realized and unrealized appreciation of investments per the financial statements	$15,088	$13,430

Adjustment from contract value to fair value for fully benefit-responsive contracts	(1,128)	—

Net realized and unrealized appreciation of investments per the Form 5500	$13,960	$13,430

6. Income Tax Status
The Plan received a determination letter from the IRS dated February 9, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated subsequent to the IRS determination letter. The Plan’s administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account
Employer ID #20-0480084
Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

	Description of
Identity of Issue	Investment Type	Current Value

Harbor Capital Appreciation Fund*	171,412 shares of mutual fund	$5,716,592
Delaware International Value Equity Fund*	238,887 shares of mutual fund	3,731,414
Ariel Fund*	52,840 shares of mutual fund	2,737,659
Sound Shore Fund*	45,471 shares of mutual fund	1,782,022
Baron Asset Fund*	26,442 shares of mutual fund	1,581,243
Lazard Small-Cap Portfolio*	105,557 shares of mutual fund	1,524,243
T. Rowe Price Mid-Cap Growth Fund*	83,689 shares of mutual fund	4,493,274
T. Rowe Price Small-Cap Stock Fund*	85,516 shares of mutual fund	2,927,211
Vanguard 500 Index Fund*	598,068 shares of mutual fund	78,101,719
Vanguard PRIMECAP Fund*	656,794 shares of mutual fund	45,285,940
Vanguard International Growth Fund*	1,008,746 shares of mutual fund	24,068,668
Vanguard Explorer Fund*	252,729 shares of mutual fund	18,881,414
Vanguard Windsor II Fund*	425,786 shares of mutual fund	14,796,052
Vanguard Windsor Fund*	766,714 shares of mutual fund	14,291,558
Vanguard Total Bond Market Index Fund*	1,176,687 shares of mutual fund	11,755,100
Vanguard REIT Index Fund*	288,144 shares of mutual fund	7,370,731
Vanguard Extended Market Index Fund*	164,673 shares of mutual fund	6,369,543
Vanguard Total Stock Market Index Fund*	114,470 shares of mutual fund	3,902,297
Vanguard Small-Cap Index Fund*	97,858 shares of mutual fund	3,192,126
Vanguard Long-Term Bond Index Fund*	216,856 shares of mutual fund	2,500,354
Vanguard High-Yield Corporate Fund*	267,090 shares of mutual fund	1,661,300
Vanguard GNMA Fund*	121,260 shares of mutual fund	1,238,064
Vanguard Long-Term Treasury Fund*	92,346 shares of mutual fund	1,027,806
Vanguard Developed Markets Index Fund	68,267 shares of mutual fund	858,797
Vanguard Target Retirement 2005 Fund*	72,983 shares of mutual fund	837,117
Vanguard Target Retirement 2010 Fund*	294,460 shares of mutual fund	6,431,004
Vanguard Target Retirement 2015 Fund*	1,098,975 shares of mutual fund	13,693,231

Supplemental Schedule
Peabody Investments Corp.
Employee Retirement Account
Employer ID #20-0480084
Plan #003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
December 31, 2006

	Description of
Identity of Issue	Investment Type	Current Value

Vanguard Target Retirement 2020 Fund*	743,361 shares of mutual fund	16,502,625
Vanguard Target Retirement 2025 Fund*	773,231 shares of mutual fund	10,082,935
Vanguard Target Retirement 2030 Fund*	246,636 shares of mutual fund	5,559,182
Vanguard Target Retirement 2035 Fund*	207,777 shares of mutual fund	2,881,874
Vanguard Target Retirement 2040 Fund*	80,382 shares of mutual fund	1,805,386
Vanguard Target Retirement 2045 Fund*	72,933 shares of mutual fund	1,044,403
Vanguard Target Retirement 2050 Fund*	8,416 shares of mutual fund	189,705
Vanguard Target Retirement Income Fund*	1,999 shares of mutual fund	21,387
Vanguard Retirement Savings Trust*	118,385,439 shares of common/
	collective trust	117,257,114
Peabody Energy Stock Fund*	730,583 units of stock fund	49,263,238
Various participants*	Participant loans, interest rates
	from 5% to 10.5%, maturities
	through August 15, 2017	17,205,226

		$502,569,554

*	Parties-in-interest

SIGNATURE
Peabody Investments Corp. Employee Retirement Account. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peabody Investments Corp. Employee Retirement Account
Date: June 29, 2007	By:	/s/ SHARON D. FIEHLER
Sharon D. Fiehler
Peabody Energy Corporation Executive Vice President of Human Resources and Administration

EXHIBIT INDEX
The exhibit below is numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
No.	Description of Exhibit
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.